SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 333-90682
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                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-KSB   [_] Form 11-K   [_] Form 20-F   [X] Form 10-QSB
               [_] Form N-SAR

               For Period Ended:  June 30, 2004

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                              TECHNOCONCEPTS, INC.
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                            Full Name of Registrant


                          2060D Avenida De Los Arboles
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           Address of Principal Executive Office (Street and Number)


                            Thousand Oaks, Ca. 91362
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                            City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-KSB, Form  20-F, Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or  transition report on  Form 10-QSB, or  portion thereof
     |         will be filed on or  before  the  fifth  calendar  day  following
     |         the prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-KSB,11-K,20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 10-QSB for the quarter ended June 30, 2004 for Technoconcepts, Inc. could not be filed within the prescribed period because the Company was unable to complete certain information critical to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Antonio E. Turgeon                   (818)            707-0265
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          (Name)                           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

   The financial statements and pro forma financial statements required by Item 7 of the Current Report on Form 8-K dated February 17, 2004 has not yet been filed. Registrant anticipates that the financial statements of TechnoConcepts, Inc. will be filed as soon as possible.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant completed a reverse merger on February 17, 2004 with TechnoConcepts, Inc. which will result in a significant change in results of operations from the corresponding period for the last fiscal year. Until the financials statements referred to in Item (2) above are completed, a reasonable estimate of the results cannot be made.


                          TECHNOLOGY CONSULTING PARTNERS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 16, 2004              By   /s/ Antonio E. Turgeon
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                                      Chief Executive and Financial Officer